UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2019

Rayton Solar Inc.
(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00080

Delaware	46-4933370
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification No.)
organization)

16112 Hart St.	91406
Van Nuys, CA
(Address of principal executive offices)	(Zip Code)

(310) 458-5900
Registrant’s telephone number, including area code

Common Stock, par value $0.0001 per share
(Title of each class of securities issued pursuant to Regulation A)

TABLE OF CONTENTS

DESCRIPTION OF BUSINESS	- 1 -

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	- 9 -

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES	- 12 -

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS	- 15 -

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	- 16 -

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019 AND DECEMBER 31, 2018	- 18 -

In this Annual Report, references to “Rayton,” “Rayton Solar,” “we,” “us,” “our,” or “the Company” mean Rayton Solar Inc.

Due to circumstances related to COVID-19, we were unable to meet our April 29, 2020 annual report filing requirements for securities sold pursuant to Tier 2 of Regulation A and have relied on the temporary relief granted by the Securities and Exchange Commission pursuant to Rule 257(f) under Regulation A. COVID-19 impacted our ability to prepare our audited financial statements and this annual report.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

DESCRIPTION OF BUSINESS

Overview

Rayton Solar, Inc., which does business as Rayton, was incorporated in the State of Delaware on October 17, 2013. The Company’s initial mission was to develop the most cost-efficient source of renewable energy through ion implanted, ultra-thin, float zone silicon photovoltaic modules (“PV modules”). The Company has pivoted to use its same manufacturing processes to create lower cost gallium arsenide (“GaAs”) wafers for the semiconductor industry as a whole. GaAs wafers serve as the foundation for microchips that are used in automotive, aerospace, 5G, LED, and solar applications. The Company’s management believes that this pivot strengthens its market positioning.

Transition from Purely Solar to Wider Product Range

At Rayton, we are very excited about the interest today in GaAs wafers. Our shift away from solely thinking about solar technology applications is a result of seeing an industry opportunity which we are strategically positioned to service. Silicon has played an essential role to the semiconductor industry to-date. However, we are now entering an age where certain applications require more expensive semiconductor material than silicon. In the high-frequency and high-power regimes, silicon is not suited to play a strong role. Semiconductor compounds such as gallium nitride (GaN), gallium arsenide (GaAs), and silicon carbide (SiC) have better electronic properties than silicon. However, the material costs for GaN, GaAs and SiC are magnitudes higher than silicon.

New applications, such as 5G, 3D image recognition, fast high-power charging, and electric cars, require better performing semiconductors than silicon. At Rayton we have decided to service the people making these applications by providing them with lower cost GaAs wafers. The wafers serve as the building blocks for these devices, so Rayton has the opportunity see the upside of multiple applications of GaAs wafers. Solar and renewable energy is still part of our business plan. We believe that GaAs wafers can be part of the solution for the development of high efficiency solar cells for electric cars, and high current power electronics.

The shift away from our sole focus on solar was also determined by our need to serve the financial interest of our investors. Over the past few years there has been significant change in the solar industry. Factors such as low-cost Chinese manufactured panels, and trade tariffs have made it difficult for solar companies such as Sun Edison, Solar World, Vivint, and Solar City to continue with their business, thereby reducing the potential customer market for our PV modules.

Principal Products and Services

Following the acquisition of additional semiconductor processing equipment, Rayton intends to use its technology to engineer GaAs wafers for use by chipmakers. GaAs is a semiconductor compound of two elements, gallium (Ga) and arsenic (As). GaAs wafers are used in a variety of applications because of their advantages over other semiconductors, like high electron mobility, wide temperature operating range, high thermal stability, and low noise. This makes GaAs wafers well suited for ultra-high radio frequency and fast electronic switching applications.

We intend to be part of the manufacturing process that takes GaAs and transforms into retail electronic process. We would start by buying GaAs wafers in bulk from producers like Freiberger, and Sumitomo. We would then engineer those GaAs wafers into a product suitable for foundries like VPEC and IQE, who build microelectronic devices on the wafers. Those foundries then sell these devices to the chipmakers who turn them into products used in the retail electronics.

The following image displays examples of current participants in the semiconductor wafer production process and where Rayton would fit:

Technology

The Company's previous focus was on solar energy. Through the use of a particle accelerator co-developed with Phoenix Nuclear Labs, LLC ("PNL"), Rayton is able to achieve close to zero waste and create cost-efficient PV modules. However, the Company realized that the developed technology could be put to additional use beyond just the development of PV modules. Applying the technology that Rayton has already developed, the Company believes it will be able to manufacture engineered GaAs wafers at a price significantly lower than existing manufacturers. The manufacturing process for Rayton’s PV material and GaAs wafers is patented.

Particle Accelerator Technology

We use a high-current, high-voltage proton particle accelerator from Phoenix Laboratories to slice GaAs wafers. This process, as compared to the current practice of using diamond wire saws for cutting semiconductor materials, reduces waste by up to 50%. Use of diamond wire saws wastes half the processed materials, and typically results in silicon wafers which are 200 microns thick. Our process allows for cutting the materials down to two micron wafer thickness without significant yield loss or breakage.

Further, the Company’s accelerators cost less and operate with less energy compared to competing particle accelerator methods. Because of this, we believe our particle accelerator is capable of making up to 100 times as many wafers with the same amount of semiconductor material as our competitors use to make just one wafer.

Fabrication Process

To produce our engineered wafers, we first accelerate protons within our particle accelerator and implanted a few microns deep into a semiconductor wafer (e.g. GaAs, SiC, or GaN). Second, the implanted wafer is bonded to a less expensive, compatible carrier wafer. For example, sapphire is a good option as the carrier wafer for GaAs bonding. Third, with a thermal annealing process, a thin layer of the semiconductor material is exfoliated from its original wafer, while maintaining the bond with the carrier wafer. This process can be used to produce an engineered wafer that has a device layer of a few microns on a carrier wafer. For instance, two-micron thick layers of GaAs on sapphire can be produced. The advantage of this process is that the original wafer can be reused more than 100 times which produces over 100 engineered wafers for each source wafer.

Rayton's unique fabrication process makes use of a one-of-a-kind proton implanter jointly designed and built by Rayton and Phoenix Nuclear Labs.

The high current of this proton implanter and a unique set of magnets to shape the proton beam, allowing for a potential throughput that is much higher than the current industry standard. Based on our desire to sell GaAs wafers below the current market price, and potential throughput, we believe a full production line beginning with our particle accelerator could lead to the production of a sufficient number of wafers to generate approximately $32 million in annual gross revenue. We then estimate that the full production line would incur a cost of goods sold of approximately $9 million, and total operating expenses of approximately $5.2 million.

Engineering and Development to Date

The particle accelerator for producing engineered GaAs wafers is fully assembled with PNL. Additional payment is required before we will be able to claim the accelerator, see “Intellectual Property” below.

Management

The Company is led by Andrew Yakub, who has been the Company’s Chief Executive Officer since its inception. The Company has further supported by its Board of Directors and advisors. The Company believes that this management team knows what is required to develop, finance, and commercialize its engineered GaAs wafers.

Market

Using the Company’s engineering process, we believe we will be able to manufacture GaAs wafers that can be sold for approximately 25% less than the current market price. Research reviewed by management identifies that the GaAs wafer market is currently $650 million per year and growing at a compound annual growth rate of approximately 11%. This is due to the wide range of applications for GaAs wafers.

The potential markets for products created with our methods are diverse and increasing in demand. For example, in the blossoming 5G network, high-power coupled with high-frequency transistors are necessary in transmission towers and mobile handsets. Further, the high-speed receivers in cellular phones will likely be built on GaAs wafers. The high-speed and high-bandwidth requirements for the 5G cellular network will require the superior properties of GaAs wafers.  In addition, they are necessary for many other products such as proximity sensors, Wi-Fi modules, flood illuminators, and dot projectors for facial recognition (VCSEL).

The wafers used for fabrication of all these components can seamlessly be replaced by our engineered wafers without any modification of downstream equipment. Thus, Rayton’s end-product can be plugged into existing fabrication facilities, reducing material costs for those manufacturers.

There are additional high-potential growth markets that our engineered wafers will significantly impact. These include automotive, aerospace, LEDs, and solar. For instance, modern automotive technologies such as RADAR, LIDAR, 3D Imaging, blind-spot detection, and 5G-based ‘vehicle-to-x’ communication -- many of which are critical for autonomous vehicles --rely upon devices built on GaAs wafers.

Solar Applications

Rayton intends to continue servicing the solar industry by providing a cost effective solution to high-efficient and light-weight solar cell manufacturing. The record for single junction solar cell efficiency is held by GaAs based solar cells at 28% while silicon solar cells average about 21% in production volumes. These high-efficient GaAs-based solar cells are made using Metal Organic Chemical Vapor Deposition (“MOCVD”) equipment. A GaAs wafer is placed in a reactive MOCVD chamber, and the solar cell is grown on top of this GaAs wafer. The initial GaAs wafer can be reused, but this step has proven to be a bottleneck in the process. Rayton believes that by bringing down the cost of this initial “building block” wafer, it will reduce the cost of the entire process and unlock these types of solar cells for commercial applications. Rayton plans to sell lower cost GaAs wafers to the companies who utilize MOCVD equipment for their products. There are applications of these high-efficient and light-weight solar cells which serve the cause of transforming the world to a fully renewable source of energy.

Research and Development

Rayton has invested $39,795 in 2019 and $812,464 in 2018 in research and development. The Company’s research and development costs consist primarily of payroll, equipment, and material costs.

Employees

The Company currently has one full-time employees and one contractor.

Regulation

Environmental Regulations

Once it begins manufacturing its product, the Company may use, generate, and discharge toxic, volatile, or otherwise hazardous chemicals and wastes in its research and development, manufacturing, and construction activities. The Company will be subject to a variety of federal, state, and local governmental laws and regulations related to the purchase, storage, use, and disposal of hazardous materials. The Company expects to be required to obtain environmental permits necessary to conduct its business. Compliance with these laws and regulations may be costly and may have a material adverse effect on our business and results of operations.

Intellectual Property

The Company relies on a combination of patent, trademark, copyright, trade secret, and contractual protections to establish and protect its intellectual proprietary rights.

The Company’s intellectual property includes U.S. Patent No. 9,404,198 directed to a process and related apparatus for manufacturing silicon wafers from a solid core ingot by way of ion implantation and exfoliation, which was issued August 2, 2016 and is set to expire on September 27, 2033; and U.S. Patent No. 9,499,921 directed to a process for manufacturing silicon wafers from float zone silicon, which was issued on November 22, 2016 and is set to expire on July 30, 2033. This same patented process allows us to create our manufactured GaAs wafers.

Rayton has a co-engineering agreement with PNL for the development of the ion implantation system of the particle accelerator. Pursuant to the agreement with PNL, PNL owns the intellectual property of the developed particle accelerator. Rayton, however, has the exclusive right to this machine in the solar industry and receives a 3.5% royalty if the machine that was co-developed is sold outside of the solar industry. All other components of the manufacturing process, Rayton’s proprietary end station and modified off-the-shelf processing equipment, belong to Rayton.

Litigation

During the year ended December 31, 2018, the Company settled an alleged breach of contract with one of its vendors for $40,000, of which $10,000 will be paid in cash and $30,000 was paid through the issuance of common stock. This settlement was included in general and administrative expenses in the statement of operations.

Properties

Rayton does not currently own or lease any premises for its operations. Rayton anticipates signing a lease for a facility that will be suitable through [Phase 1/Phase 2] of the company’s operations, which would likely cost between $12,000 and $20,000 per month.

Impact of COVID-19 on Operations

The COVID-19 outbreak has generated unprecedented levels of economic uncertainty and it is unclear how it will impact economies, standards of living, and behavior into the future. We anticipate global responses to COVID-19 may result in increased difficulty obtaining financing to continue with development and marketing efforts. To date, our operations have been interrupted by stay-at-home orders. These orders have contributed to the delay in completing the audit of our financial statements, and the late filing of this annual report.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results

The Company has not yet generated any revenues, and it does not expect to do so until after the necessary machinery is received and prepared for production activity, and the manufacturing and selling of engineered GaAs wafers has begun.

Total operating expenses includes general administrative, sales and marketing, and research and development expenses. Total operating expenses decreased to $1,095,854 for the year ended December 31, 2019 from $2,538,298 for the year ended December 31, 2019, a decrease of 56.8%.

General and administrative expenses decreased to $980,923 from $1,570,699 for the years ended December 31, 2019 and 2018, respectively, a decrease of 37.5%. General and administrative expenses decreased primarily as a result of lower stock-based compensation expense and lower legal expenses during the relevant time periods. Further, the Company reduced cash compensation to its Chief Executive Officer in order to prioritize other operational expenses.

We increased sales and marketing expenses by $15,622 from $59,514 for the year ended December 31, 2018 to $75,136 for the year ended December 31, 2019. This increase came from additional efforts to promote our GaAs wafers to potential customers.

Research and development expenses decreased to $39,795 from $812,464 for the years ended December 31, 2019 and 2018, respectively, a decrease of 95.1%. Research and development expenses decreased primarily as a result of lower payroll costs and lower engineering expenses. During 2018, we used funds raised in our previous offering under Regulation A to construct our particle accelerator for the processing of wafers, as well as engaging an engineering team to develop the exact wafer production process and systems for our Beta Phase of operations that will be discussed below.

For the year ended December 31, 2018, the Company recognized an operating expense of $95,621 related to the early termination of its Santa Monica lease. This loss is comprised primarily of the write-off of its leasehold improvements and the forfeiture of its security deposit. No similar expense is reflected for 2019.

The company also recorded a increase of $41,533 in other (income) expense as interest expense increased to $79,732 for year ended December 31, 2019 from $38,199 for the year ended December 31, 2019. Interest expense is comprised of interest on the convertible notes and an equipment loan. The decrease in primarily due to increased interest on all the convertible notes.

The company recorded a provision of $800 for income tax in each year.

As a result of the foregoing, Rayton reduced its net loss for the year ended December 31, 2019 to $1,176,386, compared to $2,577,297 for the year ended December 31, 2018.

Liquidity and Capital Resources

We had a working capital deficit at December 31, 2019 and 2018 of $642,631 and $246,688, respectively. The increase in current liabilities was primary driven by $274,929 of convertible debt issued under Regulation Crowdfunding, maturing on December 31, 2020. As of December 31, 2019, the Company had $11,721 cash on-hand. As of the date of this report, the Company is currently raising additional funds through Regulation Crowdfunding.

With regard to the outstanding convertible debt, including the note issued to ReGen America and incorporated by reference as Exhibit 6.3, the Company intends to work with each holder to provide for conversion of the notes in order to limit the cash impact on the Company. However, there can be no assurance that each note holder will accept conversion of their notes, which may impact the Company’s cash position.

On February 26, 2020, the Company entered into an engagement with a registered broker-dealer to provide advisory services for future capital raising or other transactions beneficial to the Company and investors. The transactions the advisor may assist with include, but are not limited to: (1) a significant private placement of securities; (2) a sale of the Company; (3) an acquisition by the Company of a company or assets complimentary to the Company; (4) a sale of a portion of the Company or assets of the Company; (5) a recapitalization of the Company; or (6) a strategic alliance with another company. As compensation for these advisory services, the Company is obligated to pay an initial fee of $100,000 to the advisor, a transaction fee in cash and equity based on the type of transaction that will occur, and reimbursement of expenses.

Cash Flow

The following table summarizes, for the years indicated, selected items in our Statements of Cash Flows:

	For the Year Ended
	December 31,
	2019	2018
Net cash (used in) provided by:
Operating activities	$(319,541)	$(1,229,542)
Investing activities	$-	$(38,802)
Financing activities	$331,262	$1,112,178

Operating Activities

Cash used in operating activities decreased to $319,541 from $1,229,542 for the years ended December 31, 2019 and 2018, respectively. The decrease in cash used in operating activities was primarily due to a lower net loss, having scaled operations with available cash.

Investing Activities

Cash used in investing activities decreased to $0 from $38,802 for the years ended December 31, 2019 and 2018, respectively. The decrease in cash used in investing activities is primarily due to no further deposits being made towards the construction of a particle accelerator. Additional funds will be needed for final purchase of the particle accelerator.

Financing Activities

Cash provided by financing activities decreased to $331,262 from $1,122,178 for the years ended December 31, 2019 and 2018, respectively. The decrease in cash provided by financing activities was primarily due to the closing of our Regulation A offering in 2018.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

Plan of Operations

Over the next 12 months, we intend to undertake significant steps in furthering the business of the Company, subject the availability of capital.

Beta Phase:

The Beta phase will bring us to a full proof-of-concept where we can continue marketing our product. For this phase, a factory acceptance test and site acceptance test will need to be completed, along with the final payment on the accelerator. Each round of testing can take between 6-8 weeks. The final payment amount due is $954,000. We have already paid about $1.4 million on the accelerator.

Phase One:

Phase One would first require the acquisition of additional semiconductor processing equipment to move into a high-volume manufacturing phase which will bring us into revenue. We will need about $14 million to get the company into a revenue phase that can generate approximately 120,000 wafers per year, which would represent approximately $9 million in annual gross revenue. We anticipate costs of goods sold in this scenario of approximately $2.5 million, and operating expenses of almost $2 million.

Phase Two:

By Phase Two, we would add on additional semiconductor processing equipment to increase the throughput of the full manufacturing line. We anticipate the additional equipment costing approximately $15 million. By adding this additional equipment, we would be able to increase to the maximum throughput attainable for one accelerator to 432,000 wafers per year. This represents approximately $32 million per year in gross revenue. The costs of goods sold in this scenario is approximately $9 million, and operating expenses would increase to $5.2 million. We believe that expenditures on the capital equipment could be reduced through lease or purchase of used equipment.

Trend Information

As discussed above, we will not be able to begin generating revenues until we complete acceptance of the accelerator developed with PNL. This will require final payment to be made, which will significantly increase expenses for the period that acceptance of the accelerator occurs. Until then, we will continue to market Rayton as a source for engineered GaAs wafers for use in the growing GaAs wafer market.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

me	Position	Age	Term of Office[1]	Approximate Hours per week for part-time employees
Executive Officers:
Andrew Yakub	CEO and Founder, President, Treasurer, Secretary	33	October 27, 2013	Full-time
Directors:
Andrew Yakub	Chairman of the Board of Directors	33	October 27, 2013	Full-time
James Rosenzweig	Director	59	February 18, 2014	n/a
Mark Goorsky	Director	59	February 18, 2014	n/a

1 Dates appointed to office.

Executive Officers and Directors

Andrew Yakub, Chief Executive Officer and Chairman of the Board of Directors.

Andrew Yakub is the founder of the Company and has served as its Chief Executive Officer and Chairman of the Board of Directors since October 2013. Prior to Rayton, in September 2009, Mr. Yakub founded and has since acted as the Chief Executive Officer of ReGen America, Inc., a producer of commercial and residential solar photovoltaic systems. In that position, he was responsible for the development of over 6 megawatts of solar installations. Mr. Yakub has ceased providing services to ReGen America, Inc. and currently devotes all of his time to Rayton.

Named to Forbes’ “30 under 30” list in 2016, Mr. Yakub is a two-time clean technology entrepreneur with a previous solar startup company. Mr. Yakub’s experience spans from UCLA’s Particle Beam Physics Lab to NASA’s Jet Propulsion Lab and has managed over 6 megawatts of commercial solar projects. He holds a Bachelor’s degree in Physics from UC Santa Barbara.

James Rosenzweig, Director

Dr. James Rosenzweig has been a Director at Rayton since February 2014. He is a professor of physics at UCLA, a position he has held since 1999, and Chair of UCLA’s Physics and Astronomy Department. Dr. Rosenzweig is a world-renowned expert in the physics of intense, ultra-fast charged particle beams and their interactions. He is a frequent lecturer in the US Particle Accelerator School and the author or co-author of over 400 scientific articles, and several topical books in beam and accelerator science. He has been named a Fellow of the American Physical Society and was awarded the International Free-electron Laser Prize. His expertise in particle beam physics is extremely valuable to the development of the ion-cutting process and high-current proton implanter. Dr. Rosenzweig is a co-founder of RadiaBeam Technologies, a manufacturer of particle accelerator components, diagnostics and turnkey accelerator systems. Dr. Rosenzweig received his Ph.D. from the University of Wisconsin – Madison in 1988.

Mark Goorsky, Director

Mark Goorsky has been a Director at Rayton since February 2014. Dr. Goorsky is a Professor of Materials Science and Engineering at UCLA, where he was chair of the department from 2004-2009. He received his Ph.D. in Materials Science and Engineering in 1989 from the Massachusetts Institute of Technology, and his B.S. in Materials Science and Engineering in 1984 from Northwestern University. Dr. Goorsky held a post-doctoral position at the IBM Thomas J. Watson Research Center (January 1989 - June 1991) and started at UCLA in 1991. Dr. Goorsky’s research focuses on materials integration and the relationship between materials defects and device performance in semiconductor structures. Dr. Goorsky’s expertise in materials science and wafer bonding is incredibly crucial to the development of Rayton’s ion-cutting process.

Advisors

Mingguo Liu, Technology Advisor

Dr. Mingguo Liu has over 10 years of research and development experience in the solar industry. Prior to joining Rayton in October 2016, he was the Director of Product Engineering at Arzon Solar (a concentrator photovoltaic technology company) where he led the team to break the world record of solar module efficiency two times. He also has extensive experience in prototyping and manufacturing ramp-up. He obtained his M.S. and Ph.D. in Electrical Engineering from University of Texas at Austin and the University of Virginia.

Jeffrey Scheinrock

Jeffrey Scheinrock is a distinguished serial entrepreneur lending his talents to Rayton in its investment stage. Mr. Scheinrock is the CFO of Originate and the Faculty Director of the Applied Management Research Program and Continuing Lecturer at UCLA Anderson School of Business.

Michael Curtis

Michael Curtis was the Executive Vice President and third-generation owner of Wilbur Curtis Co., Inc., a 75-year-old foodservice equipment manufacturing company. He is also the Founder, President and owner of World-Wide Advantage, a global sourcing company, and the executive advisory board member for Prime Advantage, a Group Purchasing Organization focused on improving cost considerations for manufacturers. He also is a strategic advisor with North American Foodservice Equipment Manufacturers (NAFEM) and Food Equipment Manufacturers Association (FEMA).

Joshua Rossman

Joshua Rossman is a Senior Executive with deep expertise in customer loyalty, analytics and insights with large, Fortune 1000 companies as well as early to mid-stage start-ups. He possesses a strong track record of delivering data-driven business results across large, complex organizations that increase revenue, improve the customer experience, and better align organizational needs. He is a proven and effective leader who is adept at consensus building, influencing, and leading large cross-functional teams through customer-centric culture change.

Carl Nettleton

Carl Nettleton heads Nettleton Strategies, a firm specializing in forming complex community coalitions and handling high profile issues involving government, media, business, and neighborhoods. The firm provides critical insight and strategic problem solving for both old and new issues. He serves on the national and California advisory councils for Environmental Entrepreneurs (E2), a national, nonpartisan group of business owners, investors and others who advocate for policies that are good for the economy and good for the environment. Carl also founded OpenOceans Global, an NGO linking people to the world’s oceans. His subject matter expertise includes oceans, all things water, energy, climate, and U.S./Mexico border issues.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the compensation paid to our Chief Executive Officer for the year ended December 31, 2019.

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Andrew Yakub	Director and Chief Executive Officer	$13,125	$—	$13,125

In addition to the above compensation, Andrew Yakub directly paid $25,183 of Company expenses which were reimbursed by the Company.

Compensation for Directors

Directors James Rosenzweig and Mark Goorsky do not receive a salary; however, the Company has previously granted to each of them an option to purchase 4,500,000 shares of common stock pursuant to the 2014 Equity Incentive Plan at an exercise price per share of $0.133 subject to the following vesting conditions: (i) 25% of the shares subject to each option shall vest and become exercisable on the first anniversary of the vesting commencement date (February 18, 2014) and (ii) the remaining 75% of the shares subject to each option shall vest and become exercisable in 12 successive equal quarterly installments. All of the 4,500,000 shares subject to each option have vested. No additional options were granted in 2019.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Set forth below is information regarding the beneficial ownership of Rayton’s Common Stock, its only outstanding class of capital stock, as of December 31, 2019 by (i) each person whom the Company knows owned, beneficially, more than 10% of the outstanding shares of its Common Stock, and (ii) all of the current officers and directors as a group. Rayton believes that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner(1)	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Andrew Yakub	80,500,000 shares		56.6%
Common Stock	Marooned, Inc.	30,523,432 shares		21.4%
Common Stock	James Rosenzweig;	0 shares	Options to purchase 4,500,000 shares of common stock	0%	(2)
Common Stock	Mark Goorsky	0 shares	Options to purchase 4,500,000 shares of common stock	0%	(2)
Common Stock	Officers and Directors as a Group	80,500,000	Options to purchase 9,000,000 shares of common stock	56.6%

(1) c/o Rayton Solar Inc., 16112 Hart St., Van Nuys, CA 91406

(2) Upon the full exercise of the issued options, assuming that no other person exercised options or rights to acquire shares of the Company, each of Mr. Rosenzweig and Mr. Goorsky would hold a 2.9% interest in the Common Stock of the Company.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In November 2018, the Company entered into three convertible notes with related parties. The first note was with Ahmad Yakub, who is related to the Company’s Chief Executive Officer, and has a principal balance of $166,000. The second note was with Andrew Yakub, the Company’s Chief Executive Officer, and has a principal balance of $185,800. The third note was with ReGen America, Inc., a company that is co-owned by Andrew Yakub, and has a principal balance of $70,000. These notes accrue interest at 10% per annum and mature in November 2021. The notes are automatically convertible upon a qualified financing of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified financing or liquidity event. If there is no qualified financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company’s common stock as determined by the Company’s Board of Directors. Interest expense related to these notes was $42,180 and $18,035 for the year ended December 31, 2019 and 2018, and accrued interest related to these notes was $60,125 and $18,035 as of December 31, 2019 and 2018, respectively.

OTHER INFORMATION

Change in Issuer’s Certifying Accountant

In April 2020, the company engaged BF Borgers CPA PC to serve as the principal accountant to audit the company’s financial statements. The engagement with BF Borgers CPA PC was approved by the company’s CEO and sole director in an informal action. Prior to the engagement, the company did not consult with BF Borgers CPA PC about the application of accounting principles or express any disagreements in regard to the previous work performed by dbbmckennon.

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019 AND DECEMBER 31, 2018

The balance sheet of Rayton Solar Inc. as of December 31, 2019 and the statements of operations, changes in stockholders' deficit, and cash flows for the year then ended have been included in this Annual Report with the Independent Auditor's Report of BF Borgers CPA PC, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

In addition, the balance sheet of Rayton Solar Inc. as of December 31, 2018 and the statements of operations, changes in stockholders' deficit, and cash flows for that fiscal year, have been included in this Annual Report as they were when previously filed with the Independent Auditor's Report of dbbmckennon dated June 26, 2019.

RAYTON SOLAR, INC.

FINANCIAL STATEMENTS

as of

DECEMBER 31, 2019 and 2018

Rayton Solar, Inc.

Independent Auditor’s Report

April 27, 2020

To the shareholders and the board of directors of Rayton Solar, Inc.

Report on the Financial Statements

We have audited the accompanying balance sheet of Rayton Solar, Inc. (the "Company") as of December 31, 2019, the related statement of operations, stockholders' equity (deficit), and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the "financial statements").

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s lack of liquidity and operating losses raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examination, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Certified Public Accountants

Lakewood, CO

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Rayton Solar, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Rayton Solar, Inc. (the “Company”) which comprise the balance sheet as of December 31, 2018, and the related statements of operations, stockholders’ equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rayton Solar, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, certain conditions including sustained losses since inception raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ dbbmckennon
Newport Beach, CA
June 26, 2019

RAYTON SOLAR, INC.

BALANCE SHEETS

	December 31, 2019	December 31, 2018
Assets
Current assets-
Cash	$11,721	$-
Escrow receivable	27,185	-
Other current assets	-	1,435
Total current assets	38,906	1,435

Property and equipment, net	1,470,317	1,486,908
Total assets	$1,509,223	$1,488,343

Liabilities and Stockholders' Deficit
Current liabilities-
Accounts payable	$190,076	$73,557
Accrued liabilities	195,042	152,541
Related party advances	19,500	-
Loan payable with bank - current	1,990	22,025
Convertible debt - current, net of discount	274,929	-
Total current liabilities	681,537	248,123

Long-term convertible debt - related parties	421,800	421,800
Long-term convertible debt	125,000	70,000
Loan payable with bank -net of current portion	76,052	84,910
Total liabilities	1,304,389	824,833

Commitments and contingencies (Note 3)	-	-

Stockholders' Deficit
Common stock, par value $0.0001; 200,000,000 shares authorized; 142,336,420 and 142,336,420 issued and outstanding as of December 31, 2019 and 2018, respectively	14,235	14,235
Subscription receivable	-	(10,726)
Additional paid-in capital	12,457,976	11,750,992
Accumulated deficit	(12,267,377)	(11,090,991)
Total stockholders' deficit	204,834	663,510
Total liabilities and stockholders' deficit	$1,509,223	$1,488,343

See accompanying notes to the financial statements

RAYTON SOLAR, INC.

statements of operations

	For the Year Ended December 31, 2019	For the Period Ended December 31, 2018
Revenues	$-	$-

Operating Expenses-
General and administrative	980,923	1,570,699
Sales and marketing	75,136	59,514
Research and development	39,795	812,464
Loss on early termination of lease	-	95,621
Total operating expenses	1,095,854	2,538,298

Operating loss	(1,095,854)	(2,538,298)

Other (income) expense :
Interest expense	79,732	38,199
Total other (income) expense	79,732	38,199

Income (loss) before provision for income taxes	(1,175,586)	(2,576,497)

Provision for income taxes	800	800

Net Loss	$(1,176,386)	$(2,577,297)

Weighted average net loss per share - basic and diluted	$(0.01)	$(0.02)
Weighted average shares outstanding - basic and diluted	142,336,420	142,268,345

See accompanying notes to the financial statements

RAYTON SOLAR, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

						Total
	Common Stock		Subscription	Additional	Accumulated	Stockholders'
	Shares	Amount	Receivable	Paid-in Capital	Deficit	Equity
Balance at December 31, 2017	142,016,105	$14,203	$(293,269)	$10,230,920	$(8,513,694)	$1,438,160
Sale of common stock	250,579	25	282,543	380,856	-	663,424
Offering costs	-	-	-	(19,981)		(19,981)
Common stock issued for services	50,000	5	-	75,995		76,000
Common stock issued for settlement	19,736	2	-	29,998		30,000
Warrants issued for services	-	-	-	27,745		27,745
Stock option compensation	-	-	-	1,025,459	-	1,025,459
Net loss	-	-	-	-	(2,577,297)	(2,577,297)
Balance at December 31, 2018	142,336,420	$14,235	$(10,726)	$11,750,992	$(11,090,991)	$663,510
Proceeds from sale of common stock	-	-	10,726	(706)	-	10,020
Stock option compensation	-	-	-	707,690	-	707,690
Net loss	-	-	-	-	(1,176,386)	(1,176,386)
Balance at December 31, 2019	142,336,420	$14,235	$-	$12,457,976	$(12,267,377)	$204,834

See accompanying notes to the financial statements

RAYTON SOLAR, INC.

STATEMENTS OF CASH FLOWS

	For the Year	For the Year
	Ended December	Ended December
	31, 2019	31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,176,386)	$(2,577,297)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	16,591	25,490
Stock-based compensation	706,984	1,025,459
Stock and warrants issued for services	-	103,745
Stock issued for settlement	-	30,000
Loss on early termination of lease	-	95,621
Changes in operating assets and liabilities:
Inventory	(27,185)	-
Other current assets	1,435	15,408
Accounts payable	116,519	(52,669)
Accrued liabilities	42,501	104,701
Net cash used in operating activities	(319,541)	(1,229,542)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	(38,802)
Net cash provided by (used in) investing activities	-	(38,802)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	10,726	663,424
Offering costs	-	(19,981)
Proceeds from convertible debt - related parites	-	421,800
Proceeds from convertible debt	329,929	70,000
Proceeds from related party advances	19,500	-
Repayment of loan payable with bank	(28,893)	(13,065)
Net cash provided by financing activities	331,262	1,122,178

Increase in cash and cash equivalents	11,721	(146,166)
Cash and cash equivalents, beginning of period	-	146,166
Cash and cash equivalents, end of period	$11,721	$-

Supplemental disclosures of cash flow information:
Cash paid for interest	$12,914	$18,731
Cash paid for income taxes	$800	$800

See accompanying notes to the financial statements

RAYTON SOLAR, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 –NATURE OF OPERATIONS

Rayton Solar, Inc., which does business as Rayton, was incorporated on October 17, 2013 (“Inception”) in the State of Delaware. The Company’s headquarters are located in Santa Monica, California.  The Company’s initial mission was to develop the most cost-efficient source of renewable energy through ion implanted, ultra-thin, float zone silicon photovoltaic modules. The Company has pivoted to use its same manufacturing processes to create lower cost gallium arsenide (“GaAs”) wafers for the semiconductor industry as a whole. GaAs wafers serve as the foundation for microchips that are used in automotive, aerospace, 5G, LED, and solar applications. The financial statements of Rayton Solar, Inc. (which may be referred to as "Rayton," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company’s activities have been, and will be, directed toward furthering the development of our technology and securing capital to purchase equipment that will allow us to put our technology into production. As a result of our stage of development, the Company has no revenue-producing assets. The Company operates in a rapidly changing technological market, and its activities are subject to significant risks and uncertainties, including failing to secure additional funding to further exploit the Company’s current development.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated revenues from principal operations and has sustained losses since Inception. At December 31, 2019, we had a working capital deficit of approximately $634,000. Because losses will continue until such time that the Company can procure equipment and complete development of manufacturing technology, we are reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, the Company intends to fund its operations through the issuance of convertible notes through private placements and a Regulation Crowdfunding offering, as well as other means of financing as available. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition, and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include but are not limited to: changes in technology, consumer demand, and COVID-19 issues more fully described below. These adverse conditions could affect the Company's financial condition and the results of its operations.

RAYTON SOLAR, INC.
NOTES TO THE FINANCIAL STATEMENTS

On January 30, 2019 the World Health Organization declared the COVID-19 coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be, it is reasonably possible that resources normally available may not be, and capital markets for which the Company relies to fund its business will be severely impacted.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, recoverability of property and equipment and long-lived assets, valuation of stock options, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, and notes payable. Fair values for these items were assumed to approximate carrying values because they are short term in nature or they are payable on demand.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) years. Leasehold improvements are depreciated over shorter of the useful life or lease life. Construction-in-progress does not begin depreciating until it is placed into service. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

RAYTON SOLAR, INC.
NOTES TO THE FINANCIAL STATEMENTS

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2019 and 2018. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Deferred Rent

When a lease includes fixed escalations of the minimum lease payments, rental expense is recognized on a straight-line basis over the term of the lease. The difference between the straight-lined rental expense and amounts payable under the lease is included within deferred rent.

Equity Offering Costs

The Company accounts for offering costs in accordance with Accounting Standards Codification (“ASC”) 340, “Other Assets and Deferred Costs”. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs charged to stockholders’ equity totaled $0 and $19,981 for the years ended December 31, 2019 and 2018, respectively.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC 606, “Revenue from Contracts with Customers”. ASC 606 introduces a new framework for analyzing potential revenue transactions by identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the Company satisfies a performance obligation. There was no effect from the adoption of ASC 606 as the Company has not generated any revenue to date.

Advertising

The Company expenses the cost of advertising as incurred. During the years ended December 31, 2019 and 2018, advertising expense was $0 and $6,403, respectively.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future manufacturing processes. Our research and development costs consist primarily of materials and outside services. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718, Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock or equity award on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740, Income Taxes.  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2019 and 2018, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Loss per Common Share

The Company presents basic loss per share (“EPS”) and diluted EPS on the face of the statements of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the year ended December 31, 2019 and 2018, there were 11,835,000 and 12,835,000 options excluded

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company maintains balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

In June 2016, the FASB issued guidance that sets forth a current expected credit loss impairment model for financial assets, which replaces the current incurred loss model, and in 2018 and 2019 issued amendments and updates to the new standard. This model requires a financial asset (or group of financial assets), including trade receivables, measured at amortized cost to be presented at the net amount expected to be collected with an allowance for credit losses deducted from the amortized cost basis. The allowance for credit losses should reflect management’s current estimate of credit losses that are expected to occur over the remaining life of a financial asset. This guidance is effective for annual periods beginning after December 15, 2019 and interim periods within those annual periods using a modified retrospective transition method. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

In December 2019, the FASB issued guidance that simplifies the accounting for income taxes by removing certain exceptions in existing guidance and improves consistency in application by clarifying and amending existing guidance. This guidance is effective for annual periods beginning after December 15, 2020, and interim periods within those annual periods, where the transition method varies depending upon the specific amendment. Early adoption is permitted, including adoption in any interim period. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period, and all amendments must be adopted in the same period. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	2019	2018
Furniture and fixtures	$82,950	$82,951
Construction-in-progress	1,431,000	1,431,000
Total property and equipment	1,513,950	1,513,951
Accumulated Depreciation	(43,633)	(27,043)
	$1,470,317	$1,486,908

Construction-in-progress is comprised primarily of payments made toward the development and purchase of a particle accelerator, which is intended to facilitate revenue-producing activities, from Phoenix Nuclear Labs, LLC (“PNL”). Additional payments totaling $954,000 are due in order to complete and take possession of the particle accelerator. If we are unable to make the additional required payments, we will not be able to take possession of the particle accelerator to begin revenue-producing activities as intended. In such event, we may identify another buyer for the particle accelerator to recoup our investment to date. In the event that we cannot identify another buyer, we may be required to forfeit the payments made to date. In either case, PNL will retain sole ownership of the intellectual property related to the developed particle accelerator. To date, PNL has not held the Company in default of the purchase agreement.

Depreciation expense for the years ended December 31, 2019 and 2018 was $16,590 and $25,490, respectively.

During the year ended December 31, 2018, the Company wrote-off its leasehold improvements, which had a net balance of $22,096, upon vacating its Santa Monica lease early. This write-off is included within loss on early termination of lease in the statement of operations.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 4 – DEBT

Equipment Loan

During the year ended December 31, 2017, the Company entered into an equipment financing loan for $120,000 with a commercial institution. The note bears interest at 6% per annum, requires monthly payments of $2,350 starting in April 2018, and matures in March 2023. The loan is secured by the construction-in-progress asset which it was used to purchase. Interest expense related to this loan was approximately $7,000 for the years ended December 31, 2019 and 2018, respectively.

Convertible Debt – Related Parties

In November 2018, the Company entered into three convertible notes with related parties. The first note was with Ahmad Yakub, who is related to the Company’s Chief Executive Officer, and has a principal balance of $166,000. The second note was with Andrew Yakub, the Company’s Chief Executive Officer (“CEO”), and has a principal balance of $185,800. The third note was with ReGen America, Inc., a company that is co-owned by Andrew Yakub, and has a principal balance of $70,000. These notes accrue interest at 10% per annum and mature in November 2021. The notes are automatically convertible upon a qualified financing of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified financing or liquidity event. If there is no qualified financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company’s common stock as determined by the Company’s Board of Directors. Interest expense related to these notes was $42,180 and $18,035 for the year ended December 31, 2019 and 2018, and accrued interest related to these notes was $60,125 and $18,035 as of December 31, 2019 and 2018, respectively.

2018 Convertible Debt – Third Parties

In October 2018, the Company entered into three additional convertible notes with an aggregate principal balance of $70,000. These notes each accrue interest at 10% per annum and mature in October 2021. These notes are automatically convertible upon a qualified financing of at least $3,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified financing or liquidity event. If there is no qualified financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company’s common stock as determined by the Company’s Board of Directors. Interest expense related to these notes was $7,000 and $1,433 for the year ended December 31, 2019 and 2018, and accrued interest related to these notes was $8,433 and $1,433 as of December 31, 2019 and 2018, respectively.

2019 Convertible Notes

In 2019, the Company entered into various convertible note units with third parties totaling $55,000. Each unit is for $5,000 and a $1,000 common stock warrant. These notes accrue interest at 10% per annum and mature on December 31, 2019. These notes are voluntarily convertible upon a qualified financing in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in a qualified financing. There are no conversion terms outside of a qualified offering as indicated in the notes. The warrants have a three-year term and only vest upon an qualified offering. Upon a qualified offering, the exercise price of the warrants will be the same value as the shares sold in the qualified financing. These warrants are not considered outstanding until there is a qualified financing as the number of warrants is indeterminable. Interest expense and accrued interest related to these notes was $4,777 for the year ended December 31, 2019.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

Regulation Crowdfunding Convertible Notes

In 2019, the Company undertook a Regulation Crowdfunding campaign for convertible notes. Through December 31, 2019 the Company entered into various convertible note with third parties totaling $303,429. These notes accrue interest at 10% per annum and mature on December 31, 2020. These notes are voluntarily convertible upon a qualified financing in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in a qualified financing. There are no conversion terms outside of a qualified offering as indicated in the notes. Interest expense and accrued interest related to these notes was $7,770 for the year ended December 31, 2019. In connection with these notes, the Company pays fees to the intermediary totaling approximately $33,500 which is recorded as a discount. The discount is amortized up through the life of the notes which totaled $5,092 for the year ended December 31, 2019. As of December 31, 2019, remaining discount on the notes was approximately $28,500 which will be amortized in 2020. As of December 31, 2019, $27,185 remained in escrow awaiting release.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Leases

During the year ended December 31, 2017, the Company entered into a lease agreement for its facilities in Santa Monica, California. The lease had a term of three years and monthly lease payments ranging from $9,643 to $19,865. The Company recorded deferred rent based on straight-lining the rent over the lease term, as either an asset or liability depending on the various terms of the lease agreement.

During the year ended December 31, 2018, the Company vacated the lease for its Santa Monica facility. In conjunction, the Company wrote-off its leasehold improvements, forfeited its security deposit, and wrote-off its deferred rent balance. As a result, the Company recognized a loss of $95,621 in its statement of operations related to the early extinguishment of the lease. The Company may also be obligated to pay certain portions of the payments that would have been due under the remaining non-cancellable lease term; however, management does not expect any additional amounts to be due.

Research and Development Agreement

In March 2017, the Company amended its research and development agreement with PNL to set the final prototype price at $2,385,000 and the related payment schedule. In conjunction with the amended agreement, the Company committed to purchase at least six particle accelerators from PNL over the next three years.

The Company made the first three milestone payments, totaling $1,431,000, related to the initial particle accelerator during the year ended December 31, 2017. No milestone payments were made during the years ended December 31, 2019 and 2018. As the initial particle accelerator will be used in production after initial testing, these payments were capitalized as construction-in-progress within property and equipment.

Litigation

During the year ended December 31, 2017, the Company received a cease-and-desist letter from one of its vendors, which alleged a breach of contract. During the year ended December 31, 2018, the Company settled this matter for $40,000, of which $10,000 will be paid in cash and $30,000 was paid through the issuance of common stock. This settlement was included in general and administrative expenses in the statement of operations.

During the year ended December 31, 2019, the Company settled two outstanding payables for a total of approximately $58,000. Both agreements required installment payments over a period of time. The first settlement which totaled $30,000 was paid within the 2019 year. The second settlement which totaled approximately $28,000 was partially paid during 2019 with the remaining instalments totaling $14,266 still payable as of December 31, 2019. The remaining liability is contained within accrued liabilities in the accompanying balance sheets. Both settlements were included in general and administrative expenses in the statement of operations.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 6 – STOCKHOLDERS’ EQUITY

Common Stock

We have authorized the issuance of 200,000,000 shares of our common stock, each share having a par value of $0.0001.

During the year ended December 31, 2018, the Company sold 250,579 shares of common stock for gross proceeds of $380,881 through its Regulation A offering and received $282,453 in proceeds from amounts sold in 2017 which were subject to hold back. As of December 31, 2018, the Company had a remaining subscription receivable of $10,726 which was received in 2019. The Company recognized offering costs of $19,981, which reduced additional paid-in capital, in connection with the sale of these shares. As part of the offering, the Company was required to issue warrants to StartEngine Crowdfunding, Inc. See the Warrant section below for further details.

Additionally, during the year ended December 31, 2018, the Company issued 50,000 shares with a fair value of $76,000 for consulting services, which are included within general and administrative expenses. The Company also issued 19,736 shares with a fair value of $30,000 to settle a legal matter, which is included within general and administrative expenses. See Note 5 for additional details regarding this legal matter. These shares were valued based on the selling price of common stock in the Company’s Regulation A offering.

Stock Options

In 2014, our Board of Directors adopted the 2014 Equity Incentive Plan (the “2014 Plan”).  The 2014 Plan provides for the grant of equity awards to our directors, employees, and certain key consultants, including stock options to purchase shares of our common stock, stock appreciation rights, stock awards, and performance shares.  Up to 15,000,000 shares of our common stock may be issued pursuant to awards granted under the 2014 Plan, subject to adjustment in the event of stock splits and other similar events. The 2014 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

During the years ended December 31, 2019 and 2018, the Company granted 0 and 125,000 options, respectively, to employees and non-employees. The 2018 options had a life of ten years, exercise prices of $1.52, vesting terms ranging from four years and a grant date fair value of $133,325. The Company will expense the value of the options over the vesting period. The Company valued the options using the Black-Scholes pricing model using the following range of inputs.

2018
Expected life (years)	1.79-6.11
Risk-free interest rate	2.48-2.55%
Expected volatility	80%
Annual dividend yield	0

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the related options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

A summary of the Company’s stock options activity and related information is as follows:

		Weighted	Weighted
	Number of	Average Exercise	Average Remaining
	Shares	Price	Contractual Term
Outstanding at December 31, 2017	12,960,000	0.12	6.7
Granted	125,000	1.52	10.0
Exercised	—	—	—
Expired/Cancelled	(250,000)	0.13	5.1
Outstanding at December 31, 2018	12,835,000	$0.14	5.8
Granted	—	—	—
Exercised	—	—	—
Expired/Cancelled	(1,000,000)
Outstanding at December 31, 2019	11,835,000	$0.12	4.2

Exercisable at December 31, 2018	11,997,500	$0.13	5.6
Exercisable at December 31, 2019	11,811,563	$0.12	5.5

As of December 31, 2019, unrecognized expense totaled approximately $319,000 which will be recognized in 2020.

During the years ended December 31, 2019 and 2018, stock-based compensation was $707,790 and $1,025,459, respectively, and was included in the statement of operations as follows:

	Year Ended December 31,
	2019	2018
General and administrative	$707,790	$860,288
Research and development	$-	$165,171

Warrants

Based on funds raised through our Regulation A offering during the years ended December 31, 2019 and 2018, the Company is required to issue 0 and 9,759 warrants, respectively, to purchase shares of our common stock to StartEngine Crowdfunding, Inc. The warrants have an exercise price of $1.52 and a term of ten years. The warrants allow for adjustments to the exercise price and number of shares based on future stock dividends, stock splits, and subsequent non-exempt equity sales. The Company accounts for these warrants in accordance with ASU 2017-11, which changes the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. Accordingly, the value of these warrants is contained within equity, both increasing and decreasing additional paid-in capital for a net zero effect. The Company valued the warrants issued during the year ended December 31, 2018 at approximately $12,170, using the Black-Scholes model, with similar inputs to those disclosed in the stock option section above, with the exception that the expected life was 10 years.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

During the year ended December 31, 2018, the Company issued 50,000 warrants for consulting services. The warrants have an exercise price of $3.00 and a term of three years. The Company valued these warrants at $27,745, using the Black-Scholes model with similar inputs to those disclosed in the stock option section above, with the exception that the expected life was three years.

NOTE 7 – RELATED PARTY TRANSACTIONS

Refer to Note 4 for details of related party convertible notes.

During 2019, the Company’s Chief Executive Officer advanced the Company $19,500. These advances are non-interest bearing and due on demand.

NOTE 8 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31:

	2018	2018
Current tax provision
Federal	$-	$-
State	800	800
Total	$800	$800
Deferred tax provision (benefit)
Federal	$(86,000)	$(478,000)
State	(28,000)	(159,000)
Valuation allowance	114,000	637,000
Total	-	-
Total provision for income taxes	$800	$800

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the period ended December 31:

	2019	2018
Statutory US Federal tax rate	21.0%	21.0%
Permanent differences:
State and local income taxes, net of Fede	7.0%	7.0%
Stock compensation	0.0%	-3.2%
Other	-0.3%	0.0%
Temporary differences	-3.3%	-10.1%
Change in effective tax rate	0.0%	-10.5%
Valuation allowance	-24.3%	-4.2%
Total	0.0%	0.0%

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

	2019	2018
Current:
Other	$30,000	$30,000

Net operating loss carryover	$2,082,000	$1,968,000
Stock-based compensation	$241,000	241,000
Valuation allowance	(2,353,000)	(2,239,000)
Net deferred tax asset	$-	$-

Based on federal tax returns filed, or to be filed, through December 31, 2019, we had available approximately $7,434,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company’s net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure.  Net operating loss carryforwards start to expire in 2033.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods after 2016.  The Company currently is not under examination by any tax authority.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 through April 27 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
2.1	Certificate of Incorporation (Filed with the Form 1-A DOS of the company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename4.htm)
2.2	Amendment to Certificate of Incorporation (Filed with the Form 1-A DOS of the company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename5.htm)
2.3	Bylaws (Filed with the Form 1-A DOS of the company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename6.htm)
2.4	First Amendment to Amended and Restated Bylaws (Filed with the Form 1-A/A of the company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416140373/v455218_ex2-4.htm)
6.1	Joint Development Agreement dated as of August 11, 2014 by and between Phoenix Nuclear Laboratories, LLC and the Company (Filed with the Form 1-A DOS of the company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename7.htm)
6.2	2014 Equity Incentive Plan (Filed with the Form 1-A DOS of the company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename8.htm)
6.3	Convertible Promissory Note with ReGen America Inc. (Filed with the Form 1-A DOS of the company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename9.htm)
6.4	First Amendment to Joint Development Agreement, Acknowledgement and Agreement as of March 10, 2017 by and between Phoenix Nuclear Laboratories, LLC and the Company (Filed with the Form 1-A POS of the company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420418016256/tv488367_ex6-3.htm)
6.5	Andrew Yakub Convertible Note Dated November 13, 2018
6.6	ReGen America Convertible Note Dated November 13, 2018

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rayton Solar Inc.

By Andrew Yakub

Signature:	/s/ Andrew Yakub
Chief Executive Officer

Date: June 8, 2020

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Andrew Yakub
Anrew Yakub, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and Director

Date: June 8, 2020

/s/ James Rozenzweig
James Rosenzweig, Director

Date: June 8, 2020

/s/ Mark Goorsky
Mark Goorsky, Director

Date: June 8, 2020